News Release

Alexco Confirms Extension of Lucky Queen Silver Deposit

December 16, 2010 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from the 2010 surface core drilling program at its Lucky Queen property in the Keno Hill silver district, Yukon Territory. Building on Alexco’s previous work, the 2010 exploration drilling, which was designed to confirm the continuity of high grade mineralized zones down plunge of the historical Lucky Queen mine, has continued to intersect silver-rich, locally native silver-bearing mineralization. The historical Lucky Queen mine was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver at an average grade of approximately 89 ounces per ton silver. Drilling in 2010 has confirmed the presence and continuity of high grade sulfide, sulfosalt and native silver zones of variable thickness, below and southwest of the historical workings. The mineralized zone remains open down plunge.

Highlights

Complete assay results have been received for all 13 holes drilled in the area of the historical Lucky Queen mine, located in the eastern part of the Keno Hill district, in 2010. Results include the following:

o

DDH K10-278 cut two intervals grading 1,878 grams per tonne silver (54.8 ounces per ton), 0.140 grams per tonne gold, 0.3% lead and 0.7% zinc over 1.12 meters from 231.55 to 232.67 meters and 1,756 grams per tonne silver (51.2 ounces per ton), 0.079 grams per tonne gold, 4.9% lead and 3.3% zinc over 1.33 meters from 245.37 to 246.70 meters.

o	DDH K10-279 cut an interval grading 1,960 grams per tonne silver (57.2 ounces per ton), 0.080 grams per tonne gold, 0.7% lead and 0.2% zinc or over 0.87 meters from 246.18 to 247.05 meters.

o	DDH K10-269 cut an interval grading 1,096 grams per tonne silver (32.0 ounces per ton), 0.187 grams per tonne gold, 2.0% lead and 5.7% zinc over 1.26 meters from 231.17 to 232.43 meters.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Lucky Queen 2010 Drilling and Past Production

The historical Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore for an average recovered production grade of 88.7 ounces of silver per ton. Drilling by Alexco since 2006 has intersected high-grade silver intervals in multiple drill holes in the vicinity of the historical Lucky Queen mine. All thirteen 2010 Lucky Queen holes were drilled to define the geometry of what appears to be a gently southwest plunging extension of the Lucky Queen deposit; the currently identified new zone of mineralization measures approximately 200 meters by 75 meters, beginning just southwest of the historical workings, and remains open down plunge The zone is defined by 11 Alexco drill holes, 8 of which were drilled between 2007 and 2009. Previously reported drill intercepts include 2,120 grams per tonne silver (61.8 ounces per ton silver) over 4.23 meters at the southwest end of the newly discovered zone (see news release dated November 3, 2009 entitled “Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno Hill District: Drilling Intersects 4.23 meters of 61.8 Ounces per Ton Silver”) and up to 17,380 grams per tonne silver (507.0 ounces per ton) over 1.12 meters drilled in the upper portion of the same zone (see news release dated October 23, 2007 entitled “Alexco Announces High Grade Silver Intercept from Lucky Queen at Keno Hill”).

A composite table listing the 2010 Lucky Queen surface drill holes is available for review, along with a long section showing drill hole pierce points on the main Lucky Queen vein, on the Company website at www.alexcoresource.com.

A 3D model of the extension of the Lucky Queen deposit is currently being constructed in preparation for a resource estimate scheduled for completion in early calendar 2011.

Notes

True widths have not been determined for the above reported drill intercepts.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. Drill core samples were shipped to either Agat Labs or ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at either Agat Labs facility at Mississauga, Ontario or ALS Minerals facility in North Vancouver, British Columbia. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.